COMPOSITE TECHNOLOGY CORPORATION
2026 McGaw Avenue
Irvine, California 92614

April 4, 2008

VIA FEDERAL EXPRESS, EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Kristin Lochhead

Re:	Composite Technology Corporation Form 10-K for the fiscal year ended September 30, 2007 Filed December 14, 2007 Form 10-Q for the fiscal year ended December 31, 2007 File No. 000-10999

Dear Ms. Lockhead:

On behalf of Composite Technology Corporation (the “Company” or “CTC”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated March 26, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the fiscal year ended September 30, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30.

Critical Accounting Policies and Estimates, page 34

1.
We note your response to comment 2 in our letter dated February 29, 2008 and the proposed revised disclosure which refers to the accounting policies included in the consolidated financial statements. Please note that the disclosures within this section are intended to supplement, not duplicate, the accounting policies included in the footnotes to financial statements. These disclosures should discuss the judgments and uncertainties affecting the application of your policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please refer to FR-60 and revise in future filings.

We will revise our future filings to provide additional information and additional disclosures and to provide additional discussions of the judgments and uncertainties surrounding the application of our accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. We will use the guidance provided in FR-60.

2.
We refer to your response to comment 3 in our letter dated February 29, 2008. We do not see where you have addressed the presentation of other long term liabilities including the long-term portion of deferred revenues and the long term portion of warranty provisions, within your contractual obligations table as required by Item 303 (a)(5) of Regulation S-K. Please advise.

The two long term liabilities listed on our balance sheet but not listed in the contractual obligations table include long term deferred revenues and long term warranty provisions. We considered the inclusion of these balances in the table but determined that it was not applicable under our interpretation of the requirement -- generally to mean those obligations payable or refundable in cash in a known, contractually obligated amount as opposed to contingent liabilities or commitments based on estimates. We believe that since the payout cannot be predicted that they should not be included in the table. As discussed below, we intend to disclose the potential payouts through explanatory notes to the contractual obligations table. Our rationale behind this decision and a description of each of these obligation types is described in greater detail below:

The nature of the long term deferred revenues relates to amounts that reflect the “free maintenance” portion of those turbines acquired during the DeWind acquisition and the nature of the long term warranty provisions represent primarily estimated future availability penalties and estimated future warranty costs or estimated losses on extended warranties related to these same turbines. A description of these liabilities and the operational support for the liabilities is also greater described in the response to the February 29, 2008 letter in our response to comment questions 9-11 and 15-19. Customer deposits made in cash, and potentially refundable are included in current liabilities. To date, however we have not refunded any material customer deposits.

Maintenance and Warranty Service Obligations. The deferred revenues - “free” maintenance represents balances that were deferred at the acquisition and are amortized to revenue over the remaining life of the respective turbine under warranty. We do not consider these liabilities to be payable in cash in the future. Instead, they will be payable in services. Our sole obligation is to provide services for these turbines free of charge. Of the deferred revenues listed as long term, the entire $1.1 million balance is scheduled to be amortized to revenues between 1 and 3 years from the September 30, 2007 balance sheet date. There is no obligation to pay cash to any customer with such “free” maintenance. We therefore believe that no contractual obligation disclosure is required for this liability.

The long term warranty provisions represents the sum of three components of our long term warranty obligations, consisting of: a) future estimated availability penalties; b) expected loss accruals on extended warranties; and c) future estimated warranty costs. All of the $3.3 million balance represents estimated costs that we expect to incur between one and three years. Of the $3.3 million balance, $2.2 million represents loss accruals on extended warranties and future warranty cost estimates and relate to the requirement to provide parts and repair services at our cost. The remaining $1.1 million represents estimates of availability penalties, which may be paid in cash but for which the underlying (though projected based on past history) mechanical activity that would give rise to the penalties has not occurred. We believe that the $2.2 million warranty component represents a contractual obligation but not one that is required to be paid in cash and we therefore excluded this balance from our contractual obligations table.

Availability Penalties. To quickly recap the discussion of availability penalties (see also the response to the February 29, 2008 letter in our response to comment questions 9-11 and 15-19), availability penalty payments represent “make whole” payments made to turbine purchasers if the warranted turbine “uptime” is less than what is guaranteed under a contract. We classify availability penalties as either: (i) “estimated” - representing the estimated penalties for future time periods based on an estimated monthly rate multiplied by the number of months remaining in warranty; (ii) “disputed” - representing unresolved claims made by customers for past activity that still need to be verified by our internal staff since customers often make errors in their claims or make erroneous claims; and (iii) “resolved” - representing verified past activity claims agreed to by our staff. Balances under (iii) above are included in current accounts payable and are paid within one year in cash, typically within a month after resolution. Balances under (ii) are included in accrued warranty liabilities - current even though it may take a lengthy mediation or legal process to resolve the claim. Balances under (i) are included in either current or non-current warranty liabilities depending on whether they relate to activities greater than or less than one years time.

Therefore, all of the $1.1 million long term availability estimate relates to future potential penalties that, depending on the service levels of the company and the breakdown history, may or may not be paid in cash and are subject to changes in the estimate, should the breakdown history improve or become worse over time. As such, it is not individually determinable which, if any, customers related to this liability will receive payments under the availability provisions of their contract for any of the long term liabilities in question.

We interpreted the intent of the contractual obligations table disclosure to be a requirement to provide the reader of the filing with those amounts that the company is obligated to pay under contracts such as purchase commitments, lease agreements, financing relationships, etc. We do, however, see how the availability portion, and possibly even the warranty related portion could be interpreted to represent potential payments in cash or via in-kind payments in services or inventory parts and as such, may be captured under a contractual obligations umbrella.

Our proposal to resolve this comment is to provide clarification notes to the contractual obligations table describing the potential cash obligations under our availability and warranty related provisions and describe in greater detail the rationale behind our estimates. Further, we intend to disclose in future filings, as previously discussed in question 1 above, the nature of the uncertainties surrounding the potential cash payments under the estimated availability penalties. Where we expect to pay cash under any of these liabilities over a time frame greater than one year, we would include those balances in the contractual obligations table, as appropriate. For example, if we were to resolve $1 million in warranty or availability claims through a payment plan of $100,000 per year for 10 years, we would include the appropriate balance in the balance sheet as well as provide this payment stream in the Item 303 (a)(5) contractual obligations table. We have occasionally discussed such payment plans with customers but as yet no such payment plans have been entered into.

Note 7. Property and Equipment, page 65

3.
We note your response to comment 12 in our letter dated February 29, 2008. Please tell us where you classify the depreciation of the demonstration equipment recorded within production equipment. Since the prototype is operated as a revenue-generating wind turbine at the German test facility, tell us how you considered that the depreciation should be recorded as cost of sales.

The German prototype unit was erected as a prototype unit in January, 2007 and operated in a test environment until July, 2007 under non-commercial power loads. No commercial power was sold during this time. It was then de-commissioned and examined for wear patterns on the key components. The prototype was re-commissioned in August, 2007 and began commercial operations in September, 2007. This is described in the last paragraph of page 31 of the filing.

Depreciation since commercial operations began is charged to service cost of sales to match the revenues recorded to service and other revenues. Revenues and depreciation for the partial month of September, 2007 were immaterial as were revenues and depreciation for the quarter ended December 31, 2007.

Note 8. Goodwill and Intangible Assets, page 65

4.
Please refer to comment 14 in our letter dated February 29, 2008. We do not see where you have addressed how you applied the relative value method to assign goodwill to the variable interest entity. We see that the allocation and valuation was performed by a contractor but do not see a description of how paragraphs 34 and 35 of SFAS 142 was applied to determine the amount of goodwill allocated to EUES. Please advise.

We assigned goodwill to the four key operating subsidiaries of the acquired DeWind group at the acquisition date. Each of these subsidiaries is a separately organized company, all wholly owned by DeWind and each has a separate set of financial statements including balance sheets with assets and liabilities. One of these subsidiaries was the Service GmbH subsidiary, later called EUES and the subject of the variable interest entity.

We allocated goodwill to EUES at the subsidiary level, effective to the acquisition date of July 3, 2006, based on the net assets (assets net of liabilities assumed and determined under the guidance of paragraphs 32-33) of each of the four key operating subsidiaries as determined through the fair value analysis performed at the acquisition and the purchase price allocation. The analysis was performed by a specialist consultant and reviewed by the M&A specialist of our external auditors. The purchase price was likewise allocated to each of the four subsidiaries and the goodwill recorded was the difference between the allocated purchase price and the net assets attributable to each particular subsidiary. The ‘with and without” computation method described in paragraph 35 was considered and discarded since all subsidiaries had net assets attributable to them.

Each of these four key operating subsidiaries was reviewed, initially at the date of acquisition of July 3, 2006 and later during the final purchase price allocation exercise completed for the September 30, 2006 audit procedures.

The VIE was created on October 1, 2006, subsequent to the fiscal year end. On that date, the entire EUES subsidiary was contributed in its entirety to the VIE which was 50.1% owned after its formation. The amount of the goodwill determined for EUES was included in the combined carrying value of approximately $3 million. Our partner contributed a like value of cash and other assets to the VIE. We therefore determined that the goodwill attributable to the VIE was materially the same for both the relative value method and the assigned goodwill as of the acquisition date and the September 30, 2006 year end date.

5.
Regarding the impairment recorded in fiscal 2007, we still do not see how your goodwill impairment analysis considered paragraphs 19-21 of SFAS 142. Please provide us with an explanation of how you applied that guidance in determining the amount of your goodwill impairment. In addition, please reconcile your response to prior comment 14 which states that the calculated fair value of the goodwill should be $2.1 million at September 30, 2007 with the disclosure on page 65 of your Form 10-K which states that the entire balance of the goodwill was impaired.

We evaluated the EUES/VIE goodwill under paragraph 19 to determine impairment in January, 2007 with the change in the ownership of the VIE and determined under paragraph 20 that the fair value was in excess of the carrying value of the investment (including goodwill). We evaluated the goodwill again in August, 2007 once we determined that we intended to pursue divestiture of the VIE. We then used the guidance of paragraphs 20 and 21 to determine the amount of impairment loss and determined that the estimate of the fair value was $2.1 million resulting in an implied fair value of goodwill of $0 and resulting in a writedown of the goodwill in its entirety.

A time line during 2007 and our estimates of the fair value of the entity during this time are described below.

In January, 2007, as disclosed in Note 20, page 85 it was realized that the newly combined service organization (E-Service) required an additional capital infusion of $6.6 million. Due to the difficult capital situation of the Company, which had $1.35 million in cash at December 31, 2006 and raised $22.8 million in February, 2007, the Company was not in a position to invest the $3.3 million required in January, 2007. At the time we reduced our ownership interest to 24.9% in January, 2007, the amount required to be contributed to keep our ownership at 50.1% was $3.3 million - thus indicating an approximate arms-length value of the additional 25.2% at January, 2007 of $3.3 million. The underlying agreement that created the entity had a clause that allowed us to invest the $3.3 million and reclaim our 25.2% ownership share that we gave up in January, 2007. At January, 2007 the combined value of the goodwill and the carrying value of the investment was approximately $3.0 million. We therefore determined that impairment was not necessary at the January, 2007 date since the 24.9% ownership value of $3.3 million was in excess of the carrying value of $3.0 million and no potential impairment existed for the total carrying value.

There were no significant changes to the operations of the VIE until August, 2007 and we did not evaluate the goodwill for impairment between January, 2007 and August, 2007 as appropriate under paragraph 26.

We made a strategic decision in August of 2007 to divest ourselves of the remaining 24.9% of the E Services entity and that we did not want to exercise the fair value clause available to us. At that time, we determined that the likelihood of recovery of the goodwill allocated to the service entity was remote and it was considered to be potentially impaired along with the remaining carrying value of the investment. We believed that there were a limited number of potential investors willing to purchase a minority interest in such a service organization and so believed that the value was likely lower than the $3.3 million value established in January, 2007.

Since we do not report monthly, during the year end September 30, 2007 accounting close procedures; we conducted a review of the goodwill balances as well as a review of the fair value of the investment balance recorded to determine what, if any, impairment existed of the total $3.1 million carrying value, including goodwill of approximately $0.9 million.

Unlike the January, 2007 date, at September, 2007 there was no similar transaction to value the investment at an approximate arms-length basis and there are no quoted market prices. We used the guidance provided under paragraphs 23-25 to determine a fair value estimate. To estimate the value of the entity at September 30, 2007 we used two valuation approaches. First, our managing director in Germany was instructed to discuss the sale of the remaining 24.9% with Enertrag and negotiate a price. This was discussed periodically between September and December 2007 in advance of the form 10-K filing. Price ranges were discussed between 1.4 million and 1.6 million Euros ($1.96 million and $2.24 million at 9/30/07 Euro exchange rates). Second, we conducted a discounted cash flow analysis. We used the 12 months of operational EBITDA (a proxy for cash flow) history under the combined entity and projected this forward 15 years. The discounted cash flows for 15 years were 1.4 million Euros, equal to $2.0 million for our 24.9% ownership share of the combined entity. Based on these two analyses, we determined that the estimated fair value was approximately $2.1 million at September 30, 2007. The assets recorded of the entity consisted of the investment in the subsidiary balance of $2.1 million and goodwill of $0.9 million. Since the implied fair value of goodwill was determined to be $0, we wrote down the goodwill as an impairment charge, as appropriate under paragraph 20.

Note that the difference between the “approximately $3.1 million” and the combined $2.1 million and $0.9 million balances is due to rounding.

Part II: In addition, please reconcile your response to prior comment 14 which states that the calculated fair value of the goodwill should be $2.1 million at September 30, 2007 with the disclosure on page 65 of your Form 10-K which states that the entire balance of the goodwill was impaired.

The answer to comment 14 referred to the following:

“At that time, the investment was a 24.9% ownership of the entity with a recorded investment in subsidiary value of $2.1 million as disclosed in Note 20 on page 85 including the recording of a gain on the unconsolidated subsidiary of $167,856 for the nine months ended September 30, 2007. The goodwill allocated previously brings the total combined carrying value to approximately $3.1 million.”

The total carrying value was $3.1 million (rounded up) of which goodwill was $0.9 (rounded down) million as described in the paragraph above. The goodwill was not represented as $2.1 million in the earlier response. The $2.1 million (rounded down) was the carrying value of the investment in unconsolidated subsidiary accounted for under the equity method.

Note 12. Debt and Notes Payable, page 68

6.
Regarding your response to comment 22 in our letter dated February 29, 2008, we do not see where you have addressed the entire comment. For example, we do not see where you have discussed how you valued the warrants issued with the debt, how you allocated the proceeds from the debt and warrants to each component, and why you used a relative fair value method for determining the beneficial conversion feature and not the intrinsic value as required by Issue 1 of EITF 00-27. Please advise.

• Please tell us and disclose in future filings the valuation of the warrants issued with the debt.
-	The warrants were valued using the Black-Scholes model with the following assumptions:
A stock price of $0.84, exercise price of $1.13, expected life of 3 years, based on warrant life, risk free rate of 4.5%, based on the published daily risk free rate for 3 year maturities, a volatility of 94.8% based on internal volatility calculations based on the past 3 years history of stock prices, and a 0% dividend rate, as we have not issued dividends, and do not expect to issue dividends in the future. This resulted in an approximate fair value of the warrants to be $5,169,000

• Please tell us and disclose in future filings how you classified the warrants and why. For example, if true you could state that you reviewed the terms of the warrants under EITF 00-19 and determined that they were properly classified within shareholder's equity.
- We have evaluated the warrants and treatment of the warrants the company has considered the treatment to be proper under EITF 00-19, and the early adoption of FSP EITF 00-19-2, as previously discussed in the initial response, answer #20.

• Please tell us and disclose in future filings how you allocated the proceeds from the sale of the debt and warrants to each component and tell us why. Since the proper method of allocation under U.S. GAAP is dependent upon the classification of the warrants as well as whether there are any embedded derivatives in the debt that must be bifurcated and accounted for under SFAS 133, your response should address all relevant factors in your determination of the proper allocation.
-
The Company first considered the treatment of the warrants and debenture under SFAS 133, and EITF 00-19, and noted that the instruments contained no additional embedded derivatives, as noted in prior responses to question # 20.

-
The company also determined that the warrants were detachable, in that they were sold as a package to the debentures, but once sold, are open for transfer, assignment, and are not contingent on the payoff ,or conversion of the debentures.

-	Based on qualifying as detachable warrants, the Company assigned and allocated value to the warrants as noted using the assignment of relative fair value under EITF 00-19 and Opinion 14.
Based on the Company’s calculations, the relative fair value assigned to the warrants is approximately $4,215,000, based on the value of the debentures to be 22,825,000, and the Black-Scholes value of the warrants to be $5,169,000

• Please tell us and disclose in future filings the amount of the beneficial conversion feature.
- The value of the beneficial conversion feature amounted to approx $483,000. The Company will disclose in future filings the amount of the beneficial conversion feature.

• Please also tell us why you used a relative fair value method for determining the beneficial conversion feature and not intrinsic value as required by Issue 1 of EITF 00-27.
The company improperly disclosed how the company assessed it treatment of the beneficial conversion feature. The Company followed the guidance of EITF 00-19, and 00-27 in calculating and assigning the values of the issued packaged instruments. The Company valued the conversion feature of the warrants by:
-	Calculating the fair value of the warrants
-	Assigning the relative fair value to the warrants as noted in EITF 00-27 based on the ratio of the relative fair value.
-
The company then recalculated the effective conversion rate after assigning the relative fair value of the package to the debenture portion only and dividing by the number of shares to be issued at the initial amount and conversion rate.

-
The Company compared the new conversion rate to the fair market value of the Company’s common stock at the date of issuance to determine the intrinsic value per share, and then calculated the total intrinsic value of the beneficial conversion feature.

-
The Company noted that the beneficial conversion feature was less than the relative fair value of the debentures, and recorded the full conversion feature, and the relative fair value of the warrants as a discount to the debenture.

The company believes that it properly calculated the discount to the debentures, excluding the previously discussed improper inclusion of financing fees, as previously addressed. The Company will change its disclosure of the treatment of the debentures, conversion features, and related warrants in future filings.

Item 9A. Controls and Procedures, page 86

7.
We note your response to comment 26 in our letter dated February 29, 2008. We note your conclusion that disclosure controls and procedures are effective. However we do not see where you have concluded whether your internal control over financial reporting is effective. Please revise as appropriate.

We recognize that although we did conclude on our disclosure controls as being not effective, we did not accurately conclude on whether our internal controls over financial reporting were effective.

We confirm herein that our internal controls over financial reporting are not effective for the year ended September 30, 2007. We believe that the list of material weaknesses listed in the filing accurately provides investors with an understanding that our internal controls are not effective and that coupled with our representation that our disclosure controls were not effective, a reasonable reader of the filing would likewise conclude that our internal controls over financial reporting were not effective.

If the SEC wishes, we will amend our 10-K filing to include the following paragraph below.

“Because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).”

In future filings, we will disclosure our conclusions regarding our review of the effectiveness of our internal control over financial reporting procedures as well as our disclosure control procedures.

Form 10-Q for the fiscal quarter ended December 31, 2007

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

8.
We see your response to comment 27 in our letter dated February 29, 2008. Please also confirm to us that you will provide the required disclosures discussed in Question 2 of SAB Topic 14F and the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 2003 in future filings that included EBITDAS.

We will provide the required disclosures discussed in Question 2 of SAB Topic 14F and the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 2003 in future filings that included EBITDAS in future filings that include or provide references to EBITDAS.

9. As requested in our letter dated February 29, 2008, please provide, in writing, a statement from the company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The Company acknowledges and represents that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope that the information contained in this letter satisfactorily addresses the comment by the Staff. Please do not hesitate to contact the undersigned by telephone at (949) 428 8500, or by facsimile at (949) 428 8515.

Very truly yours,
COMPOSITE TECHNOLOGY CORPORATION

/s/ Domonic J. Carney

Domonic J. Carney
Chief Financial Officer